In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse AG (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Global Markets division (“GM”), the Investment Banking & Capital Markets division (“IBCM”), the Strategic Resolution Unit (“SRU”), the Investment Banking business (the “APAC IB Business”) within the Asia Pacific division ( “APAC”), and the Alternative Investments business (the "AI Business") within the International Wealth Management division (“IWM”) (the "Reporting Person"). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank is Credit Suisse Group AG ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products.

The Bank is comprised of three regionally focused divisions: Swiss Universal Bank (“CHUB”), which offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients domiciled in Switzerland, APAC, which offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, and IWM, which offers tailored private banking solutions to wealthy private clients and external asset managers in Europe, Latin America, the Middle East and Africa and includes the Bank’s global asset management franchise. Two other divisions—GM and IBCM—sit alongside these regional businesses. GM offers a broad range of equities and fixed income products and services and focuses on client-driven businesses and supporting IWM. IBCM offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients, and also engages in debt and equity underwriting of public securities offerings and private placements. The Bank also includes SRU, which oversees the effective wind-down of the Bank’s portfolios that do not fit its strategic direction.

The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute CHUB, APAC (other than the APAC IB Business), and IWM (other than the AI Business)) may beneficially own securities to which this Statement relates (the "Shares") and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. CHUB, APAC (other than the APAC IB Business), and IWM (other than the AI Business) disclaim beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, CHUB, APAC (other than the APAC IB Business), and IWM (other than the AI Business).